                         April 19, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: William H. Thompson, Accounting Branch Chief

Re:	Suburban Propane Partners, L.P.
Form 10-K for Fiscal Year Ended September 29, 2012
Filed November 28, 2012
File No. 1-14222

Dear Mr. Thompson:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter to Michael J. Dunn, Jr. of Suburban Propane Partners, L.P. (the “Partnership”), dated April 10, 2013, relating to the Form 10-K for the fiscal year ended September 29, 2012, which was filed on November 28, 2012.

Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Partnership’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

References in the responses below in this letter to “we”, “our”, “us” or similar phrases refer to the Partnership.

Notes to Consolidated Financial Statements, page F-7

8. Long-Term Borrowings, page F-20

Credit Agreement, page F-22

1.	We note your disclosure that the revolving credit facility and the senior notes both contain various restrictive and affirmative covenants applicable to you and the operating partnership. Please tell us your consideration of the applicability of the disclosure requirements in Rule 4-08(e) of Regulation S-X.

Partnership’s Response:

The Partnership considered the applicability of the disclosure requirements in Rule 4-08(e) of Regulation S-X as they pertain to the restrictive and affirmative covenants contained in the credit agreement, as amended, and the indentures governing the senior notes, and concluded that paragraph (1) of Rule 4-08(e) was applicable whereas paragraphs (2) and (3) of Rule 4-08(e) were not applicable. Paragraph (2) was deemed to be inapplicable because the Partnership does not have an ownership interest in an entity that is accounted for under the equity method and therefore, the Partnership’s retained earnings do not include undistributed earnings of investments accounted for under the equity method. Paragraph (3) was deemed to be inapplicable because the net assets of consolidated and unconsolidated subsidiaries of the Partnership were not restricted as of September 29, 2012.

With respect to the disclosure requirements provided by paragraph (1), we believe that we have adequately disclosed in note 8 to the consolidated financial statements the material restrictions on the Partnership’s and Operating Partnership’s ability to pay distributions.

12. Commitments and Contingencies, page F-31

Contingencies

Legal Matters, page F-31

2.	We note your disclosure with respect to the putative class action litigation that no reserve for a loss contingency other than for legal defense fees and expenses is required. Please tell us your consideration of providing an estimate of the possible loss or range of loss in excess of amounts accrued or providing a statement that such an estimate cannot be made. Refer to ASC 450-20-50.

Partnership’s Response:

In future filings, to the extent applicable, we will disclose information regarding the estimated possible loss or range of loss or a statement that such an estimate cannot be made. In that regard, we will add the following disclosure with respect to the putative class action litigation in future filings:

The Partnership is unable to reasonably estimate the possible loss or range of loss, if any, arising from this litigation.

In connection with responding to the Staff’s comments, the Partnership hereby acknowledges that the Partnership is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the fiscal year ended September 29, 2012; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s feedback. If you have any further questions or comments, please do not hesitate to contact me at (973) 887-5300.

Very truly yours,

Michael Kuglin

Vice President and Chief Accounting Officer

cc:	C. Dropkin, Proskauer Rose LLP
A. Chabanel, PricewaterhouseCoopers LLP
M. Dunn, Suburban Propane Partners, L.P.
M. Stivala, Suburban Propane Partners, L.P.
P. Abel, Suburban Propane Partners, L.P.